Exhibit 99.1

Seanergy Maritime Acquires a Modern Capesize Vessel with Immediate Delivery and Direct Commencement of Period Charter

June 23, 2022 – Glyfada, Greece – Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that it has agreed to acquire a modern Capesize vessel (the “Vessel”) from a major Japanese company. The Vessel is intended to substitute the Company’s oldest vessel, the M/V Gloriuship, which will be spun-off under United Maritime Corporation (“United”) and will benefit Seanergy’s average fleet age and overall operating margin.

The Vessel, which will be renamed M/V Honorship, was built in 2010 at a reputable shipyard in Japan and has a cargo-carrying capacity of approximately 180,000 deadweight tons (“dwt”). It is expected to be delivered promptly, within June 2022, subject to the satisfaction of certain customary closing conditions. The Vessel will be funded through a combination of cash on hand and a committed senior credit facility.

Moreover, M/V Honorship has been fixed at an index-linked rate at a significant premium over the Baltic Capesize Index for a period employment of about 20 to 24 months with NYK Lines, an existing charterer of the Company. Under the terms of the time charter, the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of two months to a maximum of 12 months based on the same premium over the prevailing Capesize Freight Futures Agreements (“FFA”) curve.

The time charter is expected to commence promptly, upon finalization of the customary handover process.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am pleased to announce the acquisition of another quality Japanese Capesize vessel, which will effectively replace the spin-off of the much older M/V Gloriuship.

“The planning of the recent sale and purchase transactions has been well-timed in light of improved market conditions compared to the first quarter of the year and the expectation that capesize rates will further improve in the second half of 2022.

“Seanergy remains committed to the Capesize sector with a solid operational structure and consistent capital allocation, focusing predominantly on shareholder rewards and sustainable growth.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the newly acquired vessel and giving effect to the spin-off of the M/V Gloriuship, the Company's operating fleet will consist of 17 Capesize vessels with an average age of approximately 12 years and aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the anticipated spin-off of United. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the impact of regulatory requirements or other factors on the Company’s ability to consummate the proposed spin-off; the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com